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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Kadant Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
48282T104
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	48282T104

1	NAMES OF REPORTING PERSONS Kenmare Capital Partners, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		236,500

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		236,500

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	236,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.8%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
**SEE ITEM 4(b).

CUSIP No.	48282T104

1	NAMES OF REPORTING PERSONS Kenmare Select Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
**SEE ITEM 4(b).

CUSIP No.	48282T104

1	NAMES OF REPORTING PERSONS Kenmare Offshore Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		131,880

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		131,880

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	131,880

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
**SEE ITEM 4(b).

CUSIP No.	48282T104

1	NAMES OF REPORTING PERSONS Mark McGrath

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		368,380

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		368,380

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	368,380

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.9%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

SCHEDULE 13G
This Amendment No. 1 to Schedule 13G (the “Amendment”) is being filed on behalf of Kenmare Capital Partners, L.L.C., a Delaware limited liability company (“Kenmare Capital Partners”), Kenmare Select Management, L.L.C., a Delaware limited liability company (“Kenmare Select Management”) and Kenmare Offshore Management, L.L.C., a Delaware limited liability company (“Kenmare Offshore Management,” and together with Kenmare Capital Partners and Kenmare Select Management, “Kenmare”), and Mr. Mark McGrath, principal of Kenmare (together with Kenmare, the “Reporting Persons”).
This Amendment relates to the shares of Common Stock, $.01 par value (the “Common Stock”), of Kadant Inc., a Delaware corporation, purchased by Kenmare for the account of (i) Kenmare Fund I, L.P. (“Kenmare I”), of which Kenmare Capital Partners is the general partner, (ii) Kenmare Select Fund, L.P. (“Kenmare Select”), of which Kenmare Select Management is the general partner, and (iii) Kenmare Offshore Fund, Ltd. (“Kenmare Offshore”), for which Kenmare Offshore Management acts as investment manager.
This Amendment is being filed to report the Reporting Persons no longer beneficially own more than 5% of the Issuer’s Common Stock.
Item 1(a)	Name of Issuer.

Kadant Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

One Technology Park Drive Westford, Massachusetts 01886

Item 2(a)	Name of Person Filing.

Kenmare Capital Partners, L.L.C., Kenmare Select Management, L.L.C., Kenmare Offshore Management, L.L.C. and Mark McGrath

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

712 5th Avenue, 9th Floor New York, NY 10019

Item 2(c)	Citizenship or Place of Organization.

Kenmare Capital Partners, Kenmare Select Management and Kenmare Offshore Management are each a limited liability company organized under the laws of the State of Delaware. Mark McGrath is the principal of Kenmare and a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, $.01 par value

Item 2(e)	CUSIP Number.

48282T104

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.
(a)	Collectively, the Reporting Persons are the beneficial owners of 368,380 Common Stocks.

(b)
Collectively, the Reporting Persons are the beneficial owners of 2.9% of the outstanding shares of Common Stock. This percentage is determined by dividing 368,380 by 12,890,481, the number of shares of Common Stock issued and outstanding as of October 29, 2008, as reported in the Issuer’s most recent Form 10-Q filed on November 5, 2008 with the Securities and Exchange Commission.

(c)
Kenmare Capital Partners, as the general partner of Kenmare I, has the sole power to vote and dispose of the 236,500 shares of Common Stock held by Kenmare I. Kenmare Offshore Management, as the investment manager of Kenmare Offshore, has the sole power to vote and dispose of the 131,880 shares of Common Stock held by Kenmare Offshore. Kenmare Select Management, as the general partner of Kenmare Select, does not have the power to vote and dispose of any shares of Common Stock. As the principal of Kenmare, Mr. McGrath may direct the vote and disposition of the 368,380 Common Stocks beneficially owned by Kenmare.

The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 368,380 shares of Common Stocks owned by Kenmare I, Kenmare Select or Kenmare Offshore. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☑.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated February 17, 2009, between the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 17, 2009

Kenmare Capital Partners, L.L.C.
By:	/s/ Mark McGrath
Mark McGrath, Principal

Kenmare Select Management, L.L.C.
By:	/s/ Mark McGrath
Mark McGrath, Principal

Kenmare Offshore Management, L.L.C.
By:	/s/ Mark McGrath
Mark McGrath, Principal

/s/ Mark McGrath
Mark McGrath

EXHIBIT INDEX
Exhibit 1	Joint Filing Agreement dated February 17, 2009, between the Reporting Persons.